[redacted]

08027827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 9 2008
603

SEC FILE NUMBER
8-51354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

THOMAS WEISEL PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Montgomery Street
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Baylor, Chief Financial Officer (415) 364-2500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, David Baylor and Ryan Stroub, affirm that, to the best of our knowledge and belief the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Thomas Weisel Partners LLC and subsidiaries (the "Company"), as of and for the year ended December 31, 2007, are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

David Baylor — 2/28/08

Signature — Date

Chief Operating Officer and Chief Financial Officer

Title

[signature] — 2/28/08

Signature — Date

Managing Director, Finance

Title

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2008, by David Baylor ; Ryan Stroub, proved to me on the basis of satisfactory evidence to be the persons who appear before me.

[signature]

Notary Public

FREDERICKA S. DRUM
Commission # 1768360
Notary Public - California
San Francisco County
My Comm. Expires Sep 30, 2011

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES

(SEC ID. NO. 8-51354)

Consolidated Statement of Financial Condition as of December 31, 2007 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Thomas Weisel Partners LLC:

We have audited the accompanying consolidated statement of financial condition of Thomas Weisel Partners LLC and subsidiaries (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Thomas Weisel Partners LLC and subsidiaries at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2008

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007 (in thousands)

ASSETS	
Cash and cash equivalents	$ 88,346
Securities owned	201,328
Corporate finance and syndicate receivables—net of allowance for doubtful accounts of $725	18,609
Receivable from Parent and affiliates—net	33,372
Other assets	7,102
TOTAL ASSETS	$ 348,757
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Securities sold, but not yet purchased	$ 149,165
Accrued compensation	51,619
Accrued expenses and other liabilities	28,323
Payable to Clearing Brokers	4,778
Payable to affiliates—net	1,476
Total liabilities	235,361
MEMBER'S EQUITY	113,396
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 348,757

See accompanying notes to the consolidated statement of financial condition.

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2007 (in thousands, unless noted otherwise)

1. ORGANIZATION

Thomas Weisel Partners LLC, a limited liability company headquartered in San Francisco, California, was formed on September 18, 1998 under the laws of the State of Delaware. Thomas Weisel Partners LLC is a wholly-owned subsidiary of Thomas Weisel Partners Group, Inc. (the "Parent" or "Firm") and was formed as the brokerage and investment banking operation for the Firm.

Thomas Weisel Partners LLC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), American Stock Exchange and FINRA, the Financial Industry Regulatory Authority (successor to the National Association of Securities Dealers, Inc.). Thomas Weisel Partners LLC is also a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association.

Thomas Weisel Partners LLC introduces on a fully disclosed basis its proprietary and customer securities transactions to other broker dealers (the "Clearing Brokers") for clearance and settlement.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated statement of financial condition includes the accounts of Thomas Weisel Partners LLC and its wholly owned subsidiaries, Thomas Weisel Partners (Mauritius) and Thomas Weisel International Private Limited ("TWIPL") (collectively, the "Company"). This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated. As of December 31, 2007, these subsidiaries had total assets and liabilities of $2,622 and $247, respectively. Subsidiaries have been excluded from the computation of net capital.

Investment Banking Revenue – Investment banking revenues include underwriting and private placement agency fees earned through the Company's participation in public offerings and private placements of equity and convertible debt securities and fees earned as a financial advisor in mergers and acquisitions and similar transactions. Underwriting revenues are earned in securities offerings in which the Company acts as an underwriter and include management fees, selling concessions and underwriting fees. Management fees are recorded on the offering date, selling concessions on the trade date and underwriting fees at the time the underwriting is completed and the related income is reasonably determinable. Syndicate expenses related to securities offerings in which the Company acts as underwriter or agent are deferred until the related revenue is recognized. Merger and acquisition fees and other advisory service revenues are generally earned and recognized upon successful completion of the engagement, except for fees earned upon the delivery of a fairness opinion and fees earned ratably over the term of a retainer.

Brokerage Revenue – The majority of the Company's brokerage revenue is derived from commissions paid by customers from brokerage transactions in equity securities and spreads paid by customers on convertible debt securities. Commission revenues and related expenses resulting from securities transactions executed are recorded on a trade date basis. Brokerage revenue also includes net trading gains and losses, as substantially all of the trading operations are conducted in facilitation of customer

orders. In addition, brokerage revenue includes fees received for investment advisory services provided through the Company's private client services group to both institutional and high-net-worth individual investors, based on the value of assets under management. These fees are recognized in income as earned.

Other Revenue – Other revenue includes fees earned for selling the Company's proprietary research and the gain, net of selling costs, on the sale of certain software previously developed for internal use. Proprietary research revenue is generally earned and recognized upon completion and delivery of the proprietary research performed. Additionally, the Company has arrangements with other broker-dealers whereby research services are provided for a fixed fee and such fees are recognized ratably over the service period within other revenue.

Use of Estimates – The preparation of the Company's consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual amounts could differ from those estimates and such differences could be material to the consolidated statement of financial condition.

Cash and Cash Equivalents – The Company considers highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include cash held by the Clearing Brokers of $82.3 million as of December 31, 2007.

Securities Owned and Securities Sold, but not yet Purchased – Securities owned and securities sold, but not yet purchased are recorded on a trade date basis and are carried at fair value. Equity securities are carried at market value which is determined using quoted market prices. Convertible debt securities and other fixed income securities are carried at market value determined using recent transactions, dealer quotes and comparable fixed income values.

Payable to Clearing Brokers – The Company clears customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the Clearing Brokers relates to such transactions. The Company has indemnified the Clearing Brokers for any losses as a result of customer nonperformance.

Fair Value of Financial Instruments – Securities owned and securities sold, but not yet purchased are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, corporate finance and syndicate receivables, payable to Clearing Brokers and certain other assets, are recorded at their cost or contract amount which is considered by management to approximate their fair value as they are short-term in nature or are subject to frequent repricing.

Corporate Finance and Syndicate Receivables – Corporate finance and syndicate receivables include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on these receivables based on a specific identification basis.

Income Taxes – As a single member LLC, the Company is not directly liable for income taxes. All of the Company's income and losses are, however, reportable by the Parent. Accordingly, the U.S. Federal and state income taxes payable by the Parent have not been reflected in the accompanying consolidated statement of financial condition. The Company does record income tax expense on the earnings of its foreign subsidiaries, but it does not provide any distribution taxes on the undistributed earnings of these subsidiaries as the Company intends to reinvest any earnings indefinitely.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires the recognition of deferred tax assets

and liabilities based upon temporary differences between the financial reporting and tax bases of our assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized.

Foreign Currency Translation – Assets and liabilities denominated in non-U.S. currencies are translated at the rate of exchange prevailing on the date of the consolidated statement of financial condition.

New Accounting Pronouncements

Interpretation No. 48 – "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN No. 48"). In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN No. 48 which prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN No. 48 as of January 1, 2007. The adoption of FIN No. 48 did not have a material impact on the Company's consolidated statement of financial condition.

Statement of Financial Accounting Standards No. 157 – "Fair Value Measurements" ("SFAS No. 157"). In September 2006, the FASB issued SFAS No. 157 which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The primary focus of this statement is to increase consistency and comparability in fair value measurements, as well as provide better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements and the effect fair value measurements have on earnings for the period, if any. The Company will adopt SFAS No. 157 as of January 1, 2008. The adoption of SFAS No. 157 will not have a material impact on the Company's consolidated statement of financial condition.

Statement of Financial Accounting Standards No. 159 – "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). In February 2007, the FASB issued SFAS No. 159 which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company will adopt SFAS No. 159 as of January 1, 2008. The Company has elected not to apply the provisions of SFAS No. 159 to fair value its assets and liabilities and instead will continue to fair value its assets and liabilities according to preexisting fair value policies for specified types of eligible items.

Statement of Financial Accounting Standards No. 141R – "Business Combinations" ("SFAS No. 141R"). In December 2007, the FASB issued SFAS No. 141R which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of SFAS No. 141R is not permitted. The Company is currently evaluating the impact, if any, that the adoption of SFAS No. 141R will have on its consolidated statement of financial condition.

Statement of Financial Accounting Standards No. 160 – "Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51" ("SFAS No. 160"). In December 2007, the FASB issued SFAS No. 160 which improves the relevance, comparability and transparency of the financial

information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption of SFAS No. 160 is not permitted. The Company is currently evaluating the impact, if any, that the adoption of SFAS No. 160 will have on its consolidated statement of financial condition.

3. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

At December 31, 2007, securities owned and securities sold, but not yet purchased were as follows:

	Owned	Sold, But Not Yet Purchased
Equity securities	$ 11,845	$ 115,484
Convertible bonds	189,483	18,351
U.S. Treasury securities	—	15,330
Total securities owned and securities sold, but not yet purchased	$ 201,328	$ 149,165

At December 31, 2007, securities sold, but not yet purchased were collateralized by securities owned that are held at the Clearing Brokers.

Convertible bonds include certain securities that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933. The estimated fair value of these securities included in the convertible bonds owned was approximately $15.9 million at December 31, 2007.

4. SHARE-BASED COMPENSATION

On January 27, 2006 the Parent's Board approved and the Parent adopted the Thomas Weisel Partners Group, Inc. Equity Incentive Plan ("Equity Incentive Plan") which provides for the awards of non-qualified and incentive stock options, restricted stock and restricted stock units and other share-based awards to officers, directors, employees, consultants and advisors of the Parent and its subsidiaries. Initially, the Equity Incentive Plan provided for the issuance of up to a maximum of 5,000,000 shares. At the Parent's Annual Meeting of Shareholders on May 23, 2007, the Parent's shareholders approved an amendment to the Equity Incentive Plan that increased the maximum number of shares that may be issued thereunder by 1,150,000 shares. As a result, the total number of shares issuable under the plan is 6,150,000 shares, with certain restrictions regarding the amount of awards granted in any calendar year.

Restricted Stock Units

Upon completion of its initial public offering, the Parent granted to a broad group of its employees and advisors and each of its independent directors' restricted stock units with respect to which shares of the Parent's common stock are deliverable. The allocation of these restricted stock units to the employees was determined on a discretionary basis and the grants to the independent directors were determined in accordance with the director compensation policy. The value of these restricted stock units was based on the market price on the date of grant. These restricted stock units vest in three equal installments, a portion of which vested equally on February 7, 2007 and 2008, and the remaining unvested portion will vest on February 7, 2009, subject to the employee's continued employment with the Parent, but will vest earlier in the event of a change of control. After vesting, the shares of common stock underlying most of these restricted stock units will be deliverable in three equal installments on or about February 7, 2009, 2010 and 2011, respectively, but may be deliverable earlier in the event of a change in control.

In addition to the grant of restricted stock units made in connection with completion of the Parent's initial public offering, the Parent makes grants of restricted stock units from time to time in connection with its regular compensation and hiring process. Although the terms of individual grants vary, as a general matter, grants of restricted stock units made in connection with the Parent's regular compensation and hiring process will vest over a four-year service period, subject to the employee's continued employment with the Parent, but may vest earlier in the event of a change of control. The shares of common stock underlying these restricted stock units will be deliverable on or about the related vesting date.

A summary of restricted stock unit activity for the Company for the year ended December 31, 2007 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested—December 31, 2006	1,641,308	$ 15.09
Issued	1,399,091	17.95
Vested	(520,153)	15.06
Cancelled	(454,193)	16.66
Non-vested—December 31, 2007	2,066,053	$ 16.69

As of December 31, 2007 there was $25.0 million of total unrecognized compensation expense related to non-vested restricted stock unit awards. This cost is expected to be recognized over a weighted-average period of 2.4 years.

On February 8, 2008, the Parent made an additional grant of 2,004,372 restricted stock units in connection with its regular compensation process to employees of the Company. The restricted stock units granted will vest over a four-year service period, subject to the employee's continued employment with the Parent, and the shares of common stock underlying these restricted stock units will be deliverable on or about the related vesting date.

5. DEFERRED TAX ASSETS

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. As of December 31, 2007, the components of deferred tax assets were as follows:

Deferred tax assets	
Accrued compensation and related expenses	$ 89
Depreciation and amortization	41
Other	175
Total deferred tax assets	$ 305

At December 31, 2007, a valuation allowance against deferred tax assets was not considered necessary because it is more likely than not the deferred tax asset will be fully realized. The Company does not provide any distribution taxes on the undistributed earnings of its foreign subsidiaries as the Company intends to reinvest any earnings indefinitely.

6. SUBORDINATED BORROWINGS

In May 2007, the Company entered into a $25.0 million temporary subordinated loan at an interest rate of LIBOR plus 2.0%. The Company repaid this loan in May 2007.

7. BENEFIT PLAN

The Parent has a defined contribution 401(k) retirement plan (the "Plan") which allows eligible employees to invest a percentage of their pretax compensation, limited to the maximum allowed by the Internal Revenue Service ("IRS") regulations. The Company, at its discretion, may contribute funds to the Plan.

8. TRANSACTIONS WITH PARENT AND AFFILIATES

The Parent has debt covenant agreements which require Thomas Weisel Partners LLC's net capital before haircuts on securities positions ("Tentative Net Capital") to be at least $20 million. As disclosed in Note 11 – Net Capital Requirements, Thomas Weisel Partners LLC's Tentative Net Capital was $54.0 million as of December 31, 2007. Management believes that Thomas Weisel Partners LLC will remain in compliance with this debt covenant during 2008.

In accordance with applicable SEC and NYSE Regulations, the Parent is not permitted to withdraw capital from Thomas Weisel Partners LLC if its net capital would fall below minimum required levels.

The receivable from the Parent is shown net of the payable to the Parent. The Company reimburses the Parent for certain operating expenses paid by the Parent on behalf of the Company in accordance with a management fee service agreement. These operating expenses include facilities and occupancy costs, information technology and communications, and other administrative costs.

The Company makes payments for operating expenses on behalf of the Parent and its affiliates. These amounts are included in receivables from Parent and affiliates and are subsequently reimbursed to the Company. In January 2008, the Parent repaid $25.0 million of the receivable to the Company.

During the year ended December 31, 2007, the Parent made capital contributions to the Company in the amount of $9.9 million in the form of share-based payments to employees of the Company.

The Company pays a referral and selling fee to Thomas Weisel Partners International Limited ("TWPIL"), a subsidiary of the Parent, for referring institutional brokerage transactions to the Company.

9. COMMITMENTS AND CONTINGENCIES

Guarantees – The Company's customers' transactions are introduced to the Clearing Brokers for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations to the Clearing Brokers, the Company may be required to reimburse the Clearing Brokers for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could

exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is remote. The Company has not recorded any loss contingency for this indemnification.

Guaranteed Compensation – The Company has entered into guaranteed compensation agreements prior to December 31, 2007 for services to be provided before and after December 31, 2007. These obligations are being accrued ratably over the service period of the agreements. Total unaccrued obligations at December 31, 2007 for services to be provided subsequent to December 31, 2007 were $5.5 million, of which $1.6 million and $3.9 million is to be paid in 2008 and 2009, respectively.

Lease Obligations – The Company, through its wholly owned subsidiary TWIPL, has entered into operating leases for facilities in India through 2010. Future minimum rental commitments under these leases are as follows for the years ending December 31:

2008	$ 500
2009	265
2010	33
Total future minimum lease payments	$ 798

One of the lease agreements contains a renewal option provision at the expiration of the thirty-six month term which, if exercised, would extend the lease term to 2011.

Loss Contingencies – The Company is involved in a number of judicial, regulatory and arbitration matters arising in connection with its business, including those listed below. The outcome of matters the Company is involved in cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a significant judgment could have a material adverse impact on the Company's consolidated statements of financial condition, results of operations and cash flows. The Company may in the future become involved in additional litigation in the ordinary course of its business, including litigation that could be material to the Company's business.

In accordance with SFAS No. 5, *Accounting for Contingencies,* the Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability, and the amount of loss, if any, can be reasonably estimated. Generally, with respect to matters the Company is involved in, in view of the inherent difficulty of predicting the outcome of these matters, particularly in cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no reserve is established until that time.

Investment Banking Matters

In re AirGate PCS, Inc. Securities Litigation – The Company is a defendant in a purported class action litigation brought in connection with a secondary offering of AirGate PCS, Inc. in December 2001 where the Company acted as a co-manager. The complaint, filed in the United States District Court for the Northern District of Georgia on May 17, 2002, alleges violations of Federal securities laws against AirGate and certain of its directors and officers as well as AirGate's underwriters, including the Company, based on alleged misstatements and omissions in the registration statement. The underwriters' original motion to dismiss was granted, but the Court permitted plaintiffs to amend their complaint. Subsequently, the plaintiffs filed an amended complaint and the underwriters again moved to dismiss. The Court granted in part and denied in part the second motion to dismiss, dismissing all claims and

allegations against the Company except a single claim under Section 11 of the Securities Act of 1933. The Company has answered the one surviving claim, and the case has proceeded to the discovery phase. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company.

Borghetti v. Campus Pipeline – A putative shareholder derivative action was brought in the Third Judicial District Court in Salt Lake County, Utah on October 5, 2004 against Campus Pipeline in connection with a sell-side mergers and acquisitions engagement in which the Company acted as a financial advisor to Campus Pipeline. Plaintiffs alleged breach of fiduciary duty, fraud and similar related claims against Campus Pipeline's directors, officers, attorneys and the Company. On May 3, 2005, the court granted in part and denied in part the Company's motion to dismiss, dismissing all claims against the Company except the breach of fiduciary duty claim. Thereafter, on April 23, 2007, the court granted the Company's motion for summary judgment with respect to the remaining claims against the Company, although the plaintiffs subsequently have appealed this decision. The Company has denied liability in connection with this matter. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company.

In re First Horizon Pharmaceutical Corporation Securities Litigation – The Company is a defendant in a purported class action litigation brought in connection with a secondary offering of First Horizon Pharmaceutical Corporation in April 2002 where the Company acted as a co-manager. The consolidated amended complaint, filed in the United States District Court for the Northern District of Georgia on September 2, 2003, alleges violations of Federal securities laws against First Horizon and certain of its directors and officers as well as First Horizon's underwriters, including the Company, based on alleged false and misleading statements in the registration statement and other documents. The underwriters' motion to dismiss was granted by the court in September 2004. The plaintiffs appealed the dismissal to the United States Court of Appeals for the Eleventh Circuit, and, on September 26, 2006, the Circuit Court vacated the dismissal and remanded the case to the District Court and instructed the District Court to permit the plaintiffs to replead their claim. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Friedman's Inc. Securities Litigation – In September 2003, the Company acted as lead manager on a follow-on offering of common stock of Friedman's Inc. Plaintiffs have filed a purported class action suit against Friedman's and its directors, senior officers and outside accountants as well as Friedman's underwriters, including the Company, in the United States District Court for the Northern District of Georgia, alleging that the registration statement for the offering and a previous registration statement dated February 2, 2002 were fraudulent and materially misleading because they overstated revenue and inventory, understated allowances for uncollectible accounts, and failed to properly account for impairment of a particular investment. Friedman's is currently operating its business in bankruptcy. The Company has denied liability in connection with this matter. A consolidated amended complaint has been filed in this matter. On September 7, 2005, the court denied the underwriters' motion to dismiss. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Initial Public Offering Securities Litigation – The Company is a defendant in several purported class actions brought against numerous underwriters in connection with certain initial public offerings in 1999 and 2000. These cases have been consolidated in the United States District Court for the Southern District of New York and generally allege that underwriters accepted undisclosed compensation in connection with the offerings, entered into arrangements designed to influence the price at which the shares traded in the aftermarket and improperly allocated shares in these offerings. The actions allege violations of Federal securities laws and seek unspecified damages. Of the 310 issuers named in these cases, the Company acted as a co-lead manager in one offering, a co-manager in 32 offerings, and as a

syndicate member in 10 offerings. The Company has denied liability in connection with these matters. On June 10, 2004, plaintiffs entered into a definitive settlement agreement with respect to their claims against the issuer defendants and the issuers' present or former officers and directors named in the lawsuits, however, approval of the proposed settlement remains on hold pending the resolution of the class certification issue described below. By a decision dated October 13, 2004, the Federal district court granted plaintiffs' motion for class certification, however, the underwriter defendants petitioned the U.S. Court of Appeals for the Second Circuit to review that certification decision. On December 5, 2006 the Second Circuit vacated the district court's class certification decision and the plaintiffs subsequently petitioned the Second Circuit for a rehearing. On April 6, 2007, the Second Circuit denied the rehearing request. In May 2007, the plaintiffs filed a motion for class certification on a new basis and subsequently have scheduled discovery. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Intermix Media, Inc. – The Company has been named a defendant in a purported class action lawsuit filed in August 2006 arising out of the sale of Intermix to News Corporation in September 2005. The complaint was filed in the United States District Court for the Central District of California and alleges various misrepresentations and/or omissions of material information that would have demonstrated that the sale was not fair from a financial point of view to the shareholders of Intermix. The Company acted as a financial advisor to Intermix in connection with the sale and rendered a fairness opinion with respect to the sale. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Leadis Technology, Inc. Securities Litigation – The Company has been a defendant in a purported class action litigation brought in connection with Leadis Technology, Inc.'s initial public offering in June 2004 in which the Company served as a co-manager for Leadis. The consolidated complaint, filed in the United States District Court for the Northern District of California on August 8, 2005, alleged violations of Federal securities laws against Leadis and certain of its directors and officers as well as the company's underwriters, including the Company, based on alleged misstatements and omissions in the registration statement. On March 1, 2006 the complaint against the Company in this matter was dismissed by the court with prejudice. Subsequently, on March 28, 2006, the plaintiffs in this matter appealed the dismissal. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Openwave Systems Inc. Securities Litigation – The Company has been named as a defendant in a purported class action lawsuit filed in June 2007 in connection with a secondary offering of common stock by Openwave Systems' in December 2005 where the Company acted as a co-manager. The complaint, filed in the United States District Court for the Southern District of New York alleges violations of Federal securities laws against Openwave Systems, various officers and directors as well as Openwave Systems' underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The underwriters' motion to dismiss was granted in October 2007, however, the plaintiffs may appeal the dismissal. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company.

In re Merix Securities Litigation — The Company has been a defendant in a purported class action suit brought in connection with an offering in January 2004 involving Merix Corporation in which it served as co-lead manager for Merix. On September 15, 2005, the United States District Court for the District of Oregon entered an order dismissing all claims against the underwriter defendants, including the Company, and the Merix defendants. A portion of the claim under Section 12(a)(2) of the Securities Exchange Act of 1934 was dismissed with prejudice, and the remainder of that claim and the Section 11 claim were dismissed with leave to re-file. Plaintiffs subsequently filed an amended complaint and on

September 28, 2006 the Court dismissed the remaining claims with prejudice. Following the September 28th dismissal, plaintiffs filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit. The Company has denied liability in connection with this matter. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In Re SeraCare Life Sciences, Inc. Securities Litigation – The Company has been named a defendant in a purported class action lawsuit filed in July 2006 arising out of alleged false and misleading financial statements issued between 2003 and 2006 by SeraCare Life Sciences, Inc. The complaint was filed in the United States District Court for the Southern District of California and alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 against certain of SeraCare's current and former officers and directors, its former auditor, and its controlling shareholders and investment bankers, including the Company, due to the Company having been a co-manager of SeraCare's 2005 secondary offering of common stock. In March 2007, certain of the claims against the Company were dismissed, although because these claims were dismissed without prejudice, the plaintiffs have subsequently filed an amended complaint. In July 2007, the defendants, including the Company, filed a motion to dismiss the amended complaint. SeraCare has disclosed that it filed for bankruptcy in March 2006. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re U.S. Auto Parts Network, Inc. Securities Litigation – The Company has been named a defendant in a purported class action lawsuit filed in March 2007 with respect to the initial public offering of U.S. Auto Parts Network, Inc. on February 8, 2007 and subsequent public disclosures by U.S. Auto Parts. The Company was an underwriter and a co-book manager of the U.S. Auto Parts initial public offering. The complaint, which was filed in the United States District Court, Central District of California, Western Division, alleges violations of various Federal securities laws against U.S. Auto Parts and certain of its directors and officers as well as U.S. Auto Parts' underwriters, including the Company, based on, among other things, alleged false and misleading statements. Subsequently, additional complaints relating to this matter have been filed, which the Company expects to be consolidated with the initial complaint. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Vonage Holdings Corp. Securities Litigation – The Company is a defendant named in purported class action lawsuits filed in June 2006 arising out of the May 2006 initial public offering of Vonage Holdings Corp. where the Company acted as a co-manager. The complaints, filed in the United States District Court for the District of New Jersey and in the Supreme Court of the State of New York, County of Kings, allege misuse of Vonage's directed share program and violations of Federal securities laws against Vonage and certain of its directors and senior officers as well as Vonage's underwriters, including the Company, based on alleged false and misleading statements in the registration statement and prospectus. In January 2007 the plaintiffs' complaints were transferred to the U.S. District Court for the District of New Jersey and the defendants have filed motions to dismiss. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Netlist, Inc. Securities Litigation – The Company has been named as a defendant in an amended complaint for a purported class action lawsuit filed in November 2007 in connection with the initial public offering of Netlist in November 2006 where the Company acted as a lead manager. The amended complaint, filed in the United States District Court for the Central District of California, alleges violations of federal securities laws against Netlist, various officers and directors as well as Netlist's underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The complaint essentially alleges that the registration statement relating to

Netlist's initial public offering was materially false and misleading. The Company denies liability in connection with this matter. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company.

In re Occam Networks, Inc. Securities Litigation – The Company has been named as a defendant in an amended complaint for a purported class action lawsuit filed in November 2007 arising out of the November 2006 secondary offering of Occam Networks, Inc. where the Company acted as the sole book manager. The amended complaint, filed in the United States District Court for the Central District of California, alleges violations of federal securities laws against Occam, various officers and directors as well as Occam's underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Virgin Mobile USA, Inc. Securities Litigation – The Company has been named as a defendant in one of two purported class action lawsuits filed in November 2007 arising out of the October 2007 initial public offering of Virgin Mobile USA, Inc. where the Company acted as a co-manager. The complaints, filed in the United States District Courts for New Jersey and the Southern District of New York, allege violations of federal securities laws against Virgin Mobile, various officers and directors as well as Virgin Mobile's underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The parties have agreed to transfer and consolidate the matters in the United States District Court for the Southern District of New York. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Orion Energy Systems, Inc. Securities Litigation – The Company has been named as a defendant in a purported class action lawsuit filed in February 2008 arising out of the December 2007 initial public offering of Orion Energy Systems, Inc. where the Company acted as the sole book manager. The complaint, filed in the United States District court for the Southern District of New York, alleges violations of federal securities laws against Orion, various officers and directors, as well as Orion's underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

Settled Matters

IRS Information Requests Relating to Tax Products – The Company had received requests for information from the IRS regarding its referrals of clients to a third-party provider of tax products in 1999, 2000 and 2001. The Company cooperated with these requests and received an offer of settlement regarding this matter from the IRS. Subsequently, the Company engaged in discussions with the IRS regarding the settlement offer and ultimately settled this matter with the IRS in 2007. The settlement amount was paid during the year ended December 31, 2007.

FINRA Review of Autex Blockdata Reporting – The Company had received an inquiry letter from FINRA (successor to the NASD) indicating that it was reviewing the Company's reporting of advertised trading volume through the Autex Blockdata system and two other private service providers and requesting information and documentation relating to certain specified transactions and the Company's policies and procedures with respect to reporting advertised volume through these three private service providers. The Company and other industry participants subsequently engaged in discussions with the FINRA staff regarding activity during one month in 2006, and in December 2007, the Company settled this matter with FINRA. The settlement amount was appropriately accrued for as of December 31, 2007.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CREDIT RISK, OR MARKET RISK

Concentration of Credit Risk and Market Risk – The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its Clearing Brokers. The Clearing Brokers are also the primary source of short-term financing for both securities purchased and securities sold, but not yet purchased by the Company. The Company's securities owned may be pledged by the Clearing Brokers. The amount payable to the Clearing Brokers in the Company's consolidated statement of financial condition represents amounts payable in connection with the trading of proprietary positions and the clearance of customer securities transactions. As of December 31, 2007, the Company's cash on deposit with the Clearing Brokers was not collateralizing any liabilities to the Clearing Brokers.

In addition to the Clearing Brokers, TWP is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, TWP may be exposed to credit risk. TWP seeks to control credit risk by following an established credit approval process and monitoring credit limits with counterparties.

The Company's trading activities include providing securities brokerage services to institutional and retail clients. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity securities, convertible and other fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the consolidated statement of financial condition. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recorded in the consolidated statement of financial condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management to assure compliance with limits established by the Company. The associated interest rate risk of these securities is not deemed material to the Company.

11. NET CAPITAL REQUIREMENTS

Thomas Weisel Partners LLC is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Net Capital Rule") administered by the SEC and NYSE, which requires the maintenance of minimum net capital. The net capital calculation is computed using an unconsolidated approach and is based solely on the unconsolidated financial results of Thomas Weisel Partners LLC due to the fact that the subsidiaries of Thomas Weisel Partners LLC are not subject to the Net Capital Rule.

Thomas Weisel Partners LLC has elected to use the alternative method to compute net capital as permitted by the Net Capital Rule, which requires that Thomas Weisel Partners LLC maintain minimum net capital, as defined, of $1.0 million. These rules also require Thomas Weisel Partners LLC to notify and sometimes obtain approval from the SEC and NYSE for significant withdrawals of capital or loans to affiliates. As of December 31, 2007, Thomas Weisel Partners LLC's net capital was $15.8 million, which was $14.8 million in excess of its required minimum. In addition, the Tentative Net Capital, as defined, was $54.0 million at December 31, 2007 (see Note 8 – Transactions with Parent and Affiliates).

* * * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 28, 2008

Thomas Weisel Partners LLC
San Francisco, California

In planning and performing our audit of the consolidated financial statements of Thomas Weisel Partners LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16. We did not review the practices and procedures followed by the Company in making daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and Regulation 30.7 of the CFTC as the Company does not carry customers' regulated commodity futures, foreign futures or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, the CFTC, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END